FPA Crescent Fund

Effective November 1, 2002, Ernst & Young LLP resigned as independent auditors for the Fund due to their lack of independence as a result of the Sarbanes-Oxley legislation enacted on July 30, 2002. There were no differences or disagreements on any matter of accounting principles or practices. Ernst & Young LLP was approved as independent auditor for the Fund on August 30, 2002 but, as of November 1, 2002, had not yet audited any of the Funds financial statements.